12g3 EXEMPTION
#82-3480

TRANS AMERICA INDUSTRIES LTD.

#300 – 905 West Pender Street,
Vancouver, B.C. V6C 1L6
Telephone: (604) 688-8042 Fax: (604) 689-8032
website : www.trans-america.ca

SUPPL

PROCESSED

OCT 30 2007

THOMSON
FINANCIAL

07027581

TSX Venture: TSA

SEC Mail Processing Section
RECEIVED
160
WASH., DC

PRESS RELEASE

Oct 3, 2007

Trans America Says Neutron Energy to Focus on Exploration and Development of U.S. Uranium Assets

Trans America Industries is pleased to announce that Neutron Energy, its joint venture partner in New Mexico's uranium exploration sector, has essentially completed its uranium acquisition program in the Western U.S. and is now preparing a strategic plan to exploit the potential of its assets in the coming months.

Neutron recently appointed a new president, Dr. Gary C. Huber, a 30 year veteran of the minerals industry who received his Ph.D. from the Colorado School of Mines in Geology and Mineral Economics after completing his doctorial dissertation on the large Lisbon Valley Uranium District located in Utah.

His prior corporate experience includes uranium exploration and mine development and production in the Central Colorado Plateau region, President of an Industrial minerals production company, CFO for a gold mining company and director of a capital group for a royalty company.

Dr. Huber's mandate will include the timely exploration and development of Neutron's extensive asset base in the Western U.S. in addition to securing a listing on a North American stock exchange.

Of particular interest to Trans America are Neutron's holdings at Ambrosia Lake in the Grants District of New Mexico which are currently the subject of a joint venture agreement with Trans America. (See Trans America News Release Sept. 12, 2007).

One of the Ambrosia Lake joint venture's projects, East Roca Honda, is situated immediately adjacent to Strathmore Minerals' Roca Honda Project which is currently the subject of a development agreement with Sumitomo Corp of Japan.

According to Trans America President, John C. Campbell, East Roca Honda and the Cliffside/Frosty Ox areas will be priority targets given the fact past exploration has indicated strong potential for the discovery of uranium mineralization in several different geological environments. Past studies by several major U.S. uranium explorers suggest that some of the historical resources in the area may be amenable to both conventional mining and in-situ recovery techniques.

"We are looking forward to a long and rewarding relationship with our industry partner whose experience in the uranium sector pre-dates the 1980s which was very much the heyday for the uranium industry in the Western U.S," Campbell said.

The information contained in this news release, has been reviewed, approved, and deemed relevant by Stephen Kenwood P. Geo., a qualified person as defined under National Instrument 43-101.

For further information regarding Trans America Industries Ltd., refer to the Company's website at www.trans-america.ca or refer to the Company's profile on the SEDAR website at www.sedar.com.

Dlw 10/29

TRANS AMERICA INDUSTRIES LTD.

"John K. Campbell"

Per: John K. Campbell, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

12g EXEMPTION
#82-3480

Form 51-102F3
Material Change Report

PART 1 GENERAL INSTRUCTIONS AND INTERPRETATION

(a) Confidentiality

If this Report is filed on a confidential basis, state in block capitals "CONFIDENTIAL" at the beginning of the Report.

(b) Use of "Company"

Wherever this Form uses the word "company" the term includes other types of business organizations such as partnerships, trusts and other unincorporated business entities.

(c) Numbering and Headings

The numbering, headings and ordering of the items included in this Form are guidelines only. You do not need to include the headings or numbering or follow the order of items in this Form. Disclosure provided in response to any item need not be repeated elsewhere.

(d) Defined Terms

If a term is used but not defined in this Form, refer to Part 1 of National Instrument 51-102 and to National Instrument 14-101 *Definitions*. If a term is used in this Form and is defined in both the securities statute of a local jurisdiction and in National Instrument 51-102, refer to section 1.4 of Companion Policy 51-102CP.

(e) Plain Language

Write the Report so that readers are able to understand it. Consider both the level of detail provided and the language used in the document. Refer to the plain language principles listed in section 1.5 of Companion Policy 51-102CP. If you use technical terms, explain them in a clear and concise manner.

PART 2 CONTENT OF MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Trans America Industries Ltd.
Suite 300, 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2 Date of Material Change

October 3, 2007

Item 3 News Release

Dissemination occurred on October 3, 2007 through Canada Stock Watch and Market Newswire.

Item 4 **Summary of Material Change**

Neutron Energy Inc. has hired Dr. Gary C. Huber as its president

Item 5 **Full Description of Material Change**

Neutron recently appointed a new president, Dr. Gary C. Huber, a 30 year veteran of the minerals industry who received his Ph.D. from the Colorado School of Mines in Geology and Mineral Economics after completing his doctorial dissertation on the large Lisbon Valley Uranium District located in Utah.

His prior corporate experience includes uranium exploration and mine development and production in the Central Colorado Plateau region, President of an Industrial minerals production company, CFO for a gold mining company and director of a capital group for a royalty company.

Dr. Huber's mandate will include the timely exploration and development of Neutron's extensive asset base in the Western U.S. in addition to securing a listing on a North American stock exchange.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A

Item 7 **Omitted Information**

N/A

Item 8 **Executive Officer**

John K Campbell
President, Trans America Industries Ltd.
300-905 West Pender Street
Vancouver, B.C. V6C 1L6
(T) 604-688-8042
(F) 604-689-8032

Item 9 **Date of Report**

October 3, 2007

END